East Acquisition Resources Company

7777 NW Beacon Square Blvd.

Boca Raton, FL 33487

(561) 826-3656

July 20, 2020

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn: Pam Howell

 Re:   East Resources Acquisition Company
Registration Statement on Form S-1
File No. 333-239677

Dear Ms. Howell:

East Resources Acquisition Company (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on July 22, 2020 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

EAST RESOURCES ACQUISITION COMPANY

By:	/s/ Gary L. Hagerman, Jr.
Gary L. Hagerman, Jr.
Chief Financial Officer and Treasurer

Cc:Ryan J. Maierson, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Marc D. Jaffe, Latham & Watkins LLP